Exhibit 1

                      KRUPP REALTY LIMITED PARTNERSHIP - V


                                                                December 5, 1996

Dear Limited Partner:

                  As you are by now aware, Krescent Partners L.L.C., a Delaware limited liability company (the "Purchaser"), has made an offer (the "Krescent Offer") to purchase limited partnership units ("Units") of Krupp Realty Limited Partnership - V (the "Partnership") for $375 per Unit.

                  THE KRUPP CORPORATION, A GENERAL PARTNER OF THE PARTNERSHIP (A "GENERAL PARTNER"), IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, HAS DETERMINED THAT THE KRESCENT OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE UNIT HOLDERS. THE GENERAL PARTNER RECOMMENDS THAT THE HOLDERS OF UNITS REJECT THE KRESCENT OFFER AND NOT TENDER THEIR UNITS PURSUANT THERETO. The General Partner reached this conclusion after considering a number of factors, including, but not limited to, the following:

                  o        THE PRICE PER UNIT OFFERED BY THE PURCHASER
                           DOES NOT REFLECT THE VALUE INHERENT IN THE UNITS. The price being offered by the Purchaser is less than 48% of the General Partner's estimate of the Partnership's net asset value of $787 per Unit. (Such net asset value assumes a sale of all of the Partnership's properties at net asset value, after deduction for estimated transaction costs, and the distribution of the net proceeds of such sale to the Unit holders. Actual transaction costs and market conditions will affect the actual amount available for distribution.) Although Unit holders, in exchange for receiving the certainty of a cash purchase price from the Purchaser, may prefer to forego the opportunity to hold their Units and receive proceeds upon the potential future liquidation of the Partnership's assets in excess of the amount being offered by the Purchaser, the General Partner believes that the price specified in the Krescent Offer reflects too great a discount to value.

                  o        AS STATED BY THE PURCHASER IN THE KRESCENT
                           OFFER, THE PURCHASER IS MAKING THE KRESCENT OFFER WITH A VIEW TO MAKING A PROFIT. Accordingly, there is a conflict of interest between the




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                           Purchaser's desire to purchase the Units at a low
                           price and the Unit holders' desire to sell their Units at a high price.

                 o         UNIT HOLDERS WHO ACCEPT THE KRESCENT OFFER

                           WILL NO LONGER RECEIVE CASH DISTRIBUTIONS. The Partnership currently is paying a semi-annual cash distribution of $10.00 or $20.00 annually, per Unit. Unit holders who sell their Units to the Purchaser will lose their right to receive future semi-annual distributions from operations that are payable in respect of Units. Furthermore, Unit holders who sell their Units to the Purchaser will lose their right to future distributions from future sales of Partnership properties.

                  o AS STATED BY THE PURCHASER IN THE KRESCENT OFFER, UNIT HOLDERS WHO TENDER UNITS ACQUIRED FROM THE PARTNERSHIP IN CONNECTION WITH THE ORIGINAL ISSUANCE THEREOF ARE EXPECTED TO RECOGNIZE TAXABLE GAIN, WHICH WILL BE IN EXCESS OF THE PURCHASE PRICE RECEIVED BY THEM FROM THE PURCHASER.

                  Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Krescent Offer. Limited partners are advised to carefully read the Schedule 14D-9.

                  Unit holders also should be advised that, by letter dated November 4, 1996, Longacre Corp. ("Longacre") requested that the Partnership provide to it a list of the Partnership's Unit holders. The letter stated that the request was being made to facilitate a tender offer by an affiliate of Longacre. As a result of negotiations, the General Partner agreed to provide a list of the Partnership's Unit holders to Longacre in connection with obtaining the agreement by Longacre, pursuant to a Standstill Agreement dated as of November 26, 1996, that Longacre and its affiliates, among other things, would refrain from acquiring in excess of 25% of the Units for a period ending 30 months after receipt from the Partnership of any list of its Unit holders. The General Partner was subsequently advised by Longacre that its affiliate, American Holdings I, L.P.("American Holdings"), intended to commence an offer to acquire up to 4.9% of the outstanding Units at a price of $390 per Unit, which is in excess of the purchase price specified in the Krescent Offer. On December 4, 1996, a representative of Liquidity advised a representative of the Partnership that an agreement had been reached between persons affiliated with each of Longacre and Krescent and that, as a result of such agreement, the offer by American Holdings "would be withdrawn."

                  The General Partner believes that the market value of the Partnership's assets have recently begun to recover. As you may know, real estate values fell precipitously during the late 1980's and early 1990's. The Partnership survived this turbulent period by adopting various measures, including the suspension of





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distributions in 1990, the sale of certain properties, and the refinancing of the remaining properties at favorable rates. The Partnership's properties have begun to generate greater revenues and reflect increased property values. Encouraged by this improvement, the General Partner authorized the reinstatement of distributions in 1995.

                  The General Partner looks forward to continued success in recovering the loss in value that occurred in the late 1980's and early 1990's. The General Partner's strategy is to aggressively manage the Partnership's properties to maximize their value and prepare the properties for sale when this goal is reached.

                  Please do not hesitate to call our Investor Communication representatives at 1-800-255-7877 for assistance in any Partnership matter.

                                            Sincerely yours,



                                            Laurence Gerber
                                            The Krupp Corporation, a General
                                            Partner









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